Exhibit 99.(n)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 28, 2025, with respect to the financial statements and financial highlights of FT Vest Total Return Income Fund: Series A2 for the period from August 2, 2024 (commencement of operations) through December 31, 2024 which is incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the caption “Financial Statements”.

/s/ GRANT THORNTON LLP

Newport Beach, California

August 11, 2026